AMERICAN BONANZA GOLD MINING CORP.

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This Management Information Circular (the “Information Circular”) is furnished in connection with the solicitation of proxies by the Management of American Bonanza Gold Mining Corp. (the “Corporation”) for use at the Annual and Extraordinary General Meeting of the Members of the Corporation to be held on Friday, June 13, 2003 at the hour of 2:00 p.m. (the “Meeting”) and at any adjournment thereof, at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by directors of the Corporation at nominal cost. All costs of solicitation by Management will be borne by the Corporation.

The Corporation has also made arrangements with Canadian brokerage houses and other intermediaries to send proxy materials, at the Corporation’s expense, to unregistered shareholders (beneficial shareholders) of the Corporation who have advised their brokers that they wish to receive such material.

All dollar amounts in this Information Circular are expressed in Canadian Dollars unless otherwise stated.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named as proxy holders in the accompanying form of proxy are directors of the Corporation and were designated by the Management of the Corporation. A registered shareholder (“member”) wishing to appoint some other person (who need not be a member) to represent him or her at the Meeting has the right to do so, either by striking out the names of those persons named in the accompanying form of proxy and inserting the desired person’s name in the blank space provided in the form of proxy or by completing another form of proxy. A proxy will not be valid unless a properly completed proxy form is received at the office of the Corporation’s Transfer Agent and Registrar, Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, ON M5J 2Y1, Fax 1-866-249-7775 at least 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, or adjournment thereof.

A registered shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his or her attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of that corporation, and delivered to Toronto office of Computershare Trust Company of Canada, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or the Chairman of the Meeting on the day of the Meeting, or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

ADVICE TO BENEFICIAL SHAREHOLDERS

Shareholders who do not hold their Common Shares in their own name (referred to herein as “Beneficial Shareholders”) are advised that only proxies from shareholders registered on the Corporation’s Register of Members can be recognized and voted upon at the Meeting. Beneficial Shareholders who complete and return a proxy must indicate thereon the person (usually a depositary for securities on behalf of brokerage houses) who holds their Common Shares as a registered member. Every intermediary (broker) has its own mailing procedure and provides its own return instructions, which should be carefully followed. The form of proxy supplied to Beneficial Shareholders is generally identical to that provided to registered shareholders. However, its purpose is limited to instructing the registered member how to vote on behalf of the Beneficial Shareholder.

All references to shareholders or members in this Information Circular and the accompanying form of proxy and notice of meeting are to shareholders of record unless specifically stated otherwise.

VOTING OF PROXIES

All Common Shares represented by properly executed and deposited proxies will be voted in accordance with the instructions contained therein. If no choice is specified with respect to any matters referred to herein, the persons designated in the enclosed form of proxy intend on a ballot to vote such Common Shares for all of the resolutions described herein.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations to matters referred to herein and with respect to other matters which may properly come before the Meeting. In the event amendments or variations to matters referred to herein are properly brought before the Meeting, or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgement on such matters or business. At the time of the printing of this Information Circular, the Management of the Corporation knows of no such amendment, variation or other matter which may be presented at the Meeting.

Each resolution that will be placed before the Meeting will either be an ordinary resolution requiring for its approval a simple majority of the votes cast in respect of the resolution, or a special resolution requiring for its approval three quarters of the votes cast in respect of the resolution.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed in this Information Circular, no directors or senior officer, past or present, or any associate of affiliate of such person, or any person on behalf of whom this solicitation is made, has any interest, direct or indirect, in any matter to be acted upon at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Corporation has outstanding as of May 9, 2003 115,227,707 Class “A” Common Voting Shares (“Common Shares”). Only members of record by the close of business on May 9, 2003 (the “Record Date”), who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described herein will be entitled to vote or to have their shares voted at the Meeting. A holder of Common Shares is entitled to one vote at the Meeting for each Common Share held on the Record Date.

The Articles of the Corporation provide that a quorum for the transaction of business at any meeting of Shareholders shall be two persons present and being, or representing by proxy, members holding not less than one twentieth of the shares which may be voted at the Meeting.

PRINCIPAL HOLDERS OF VOTING SECURITIES

To the knowledge of the directors and senior officers of the Corporation, only the following person (including a corporation) beneficially owns, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Corporation:

Name and Address	Number of Voting Securities	% of Outstanding Voting Securities
Goldcorp Inc. 145 King Street West, Suite 2700 Toronto, Ontario M5H 1J8	11,363,636	9.86%(1)

Note:
(1) Ownership interest increases to 10.36% on a fully diluted basis.

ELECTION OF DIRECTORS

The directors of the Corporation are elected annually and hold office until the next annual general meeting of members or until their successors are appointed. Unless authority to do so is withheld, the persons designated in the accompanying form of proxy intend to vote for the nominees of Management listed below. Management does not contemplate that any of the nominees will be unable or unwilling to serve as a director but if, for any reason, any of them shall be unable or unwilling to serve, it is intended that the proxies given pursuant to this solicitation will be voted for a substitute nominee or nominees selected by Management, unless authority to vote the proxies in the election of directors is withheld. Mr. Ronald Netolitzky resigned from the Board on July 9, 2002 and Mr. David Beling resigned on March 31, 2003. Mr. Robert T. McKnight replaced Mr. Beling on the Board effective May 8, 2003.

Pursuant to Section 111 of the Company Act (British Columbia), advance notice of the Meeting was published in the Vancouver Sun newspaper on April 17, 2003 inviting written nominations for directors. No such nominations have been received by the Corporation.

The directors have proposed that the number of directors to be elected at the Meeting be four. Each director elected will hold office until the conclusion of the next annual general meeting of the Corporation at which a director is elected, unless the director’s office is earlier vacated in accordance with the Articles of the Corporation or the provisions of the Company Act (British Columbia). The persons named in the following table, each of whom is ordinarily resident in Canada, except for Brian P. Kirwin who is resident in the United States, are Management’s nominees to the Board of Directors.

Name and Position with the Corporation	Principal Occupation	Date First Appointed	No. of Voting Shares Held
Brian P. Kirwin (1) President, Director & Chief Executive Officer
President and Chief Executive Officer of the Corporation since December 2000; President of Bonanza Gold Inc. and Bonanza Explorations Inc. since June 2000; Vice President Exploration for Vengold Inc. from May 1996 to June 2000; from 1989 to April 1996 he was employed by Placer Dome Inc. in various capacities, most recently as Senior Evaluations Geologist in the Corporate Development Group from February 1994 to April 1996.
		December 21, 2000	7,201,647(2)
Ian W. Telfer (1) Director
Chairman and Chief Executive Officer of Wheaton River Minerals Ltd. since October 2001; Vice Chairman and Chairman of itemus inc. from February 2000 to July 2001; President and Chief Executive Officer of Vengold Inc. from April 1993 to February 2000 and prior thereto President and Founder of TVX Gold.
		December 21, 2000	5,368,215(3)
Giulio T. Bonifacio Executive Vice President, Director, Chief Financial Officer & Corporate Secretary
Executive Vice President and Chief Financial Officer of the Corporation since June 2001; Vice President, Finance and Secretary of itemus inc. from February 2000 to June 2001; Vice President, Finance, Treasurer and Secretary of Vengold Inc., from 1994 until February 2000 and prior thereto various senior financial roles with TOTAL CFP Group Minerals.
		June 22, 2001	3,597,333(4)

Name and Position with the Corporation	Principal Occupation	Date First Appointed	No. of Voting Shares Held
Robert T. McKnight (1) Director
President, Finisterre Holdings Inc.; Vice President of Pincock Allen & Holt Ltd. from September 1998 to June 2001; Director and Principal of Endeavour Financial Corporation from February 1990 to November 1997 and prior thereto various senior corporate development roles with TOTAL CFP Group Minerals.
		May 8, 2003	Nil

Notes:
(1)	Member of the Corporation’s Audit Committee

(2)
Mr. Kirwin also holds options to purchase up to 550,000 Common Shares at $0.15 per share expiring December 22, 2005; 1,060,000 Common Shares at $0.10 per share expiring March 4, 2007; 1,300,000 Common Shares at $0.17 per share expiring December 6, 2007 and 550,000 Common Shares at $0.31 per share expiring February 24, 2008.

(3)
Mr. Telfer also holds options to purchase up to 500,000 Common Shares at $0.15 per share expiring December 22, 2005; 200,000 Common Shares at $0.10 per share expiring March 4, 2007 and 500,000 Common Shares at $0.17 per share expiring December 6, 2007.

(4)
Mr. Bonifacio also holds options to purchase up 300,000 Common Shares at $0.15 per share expiring December 22, 2005; 700,000 Common Shares at $0.10 per share expiring March 4, 2007; 1,350,000 Common Shares at $0.17 per share expiring December 6, 2007 and 450,000 Common Shares at $0.31 per share expiring February 24, 2008.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board of Directors has overall responsibility for the management of the business and affairs of the Corporation. At Board meetings, the Board and the Audit Committee of the Board receive and discuss reports prepared by management which address strategic and operating issues, assess actual performance against planned performance, and assess the overall financial position of the Corporation. Regular Board meetings have been scheduled quarterly since December, 1996. Additional meetings are convened if necessary.

The Corporation has met the requirements for a TIER 1 issuer on the TSX Venture Exchange (“Exchange”) and the change in classification from TIER 2 to TIER 1 became effective March 14, 2003. The rules and policies of the Exchange require TIER 1 corporations to disclose their corporate governance practices with reference to a series of guidelines for effective corporate governance (the “Corporate Governance Guidelines”) adopted by the Toronto Stock Exchange.

Set out below is the Corporation’s alignment to the Corporate Governance Guidelines:

Guidelines	Does the Corporation Align?	Comments
1. The Board should explicitly assume responsibility for stewardship of the Corporation and specifically for: (a) adoption of a strategic planning process;	Yes	One Board meeting each year is designated for a review of the annual plan and strategic planning.
(b) identification of principal risks and implementing risk- managing systems;	Yes	The full Board is responsible for monitoring the Corporation’s risks. Specific risk areas are monitored by the Audit Committee of the Board.

Guidelines	Does the Corporation Align?	Comments
(c) succession planning and appointing, training and monitoring of senior management;	Yes	The full Board is responsible for succession planning and appointing, training and monitoring of senior management. The Board conducts an annual review of senior officers and also considers any appropriate development programs.
(d) a communications policy; and	Yes	The full Board is responsible for ongoing review of the Corporation’s disclosure practices and try to ensure effective communication between the Corporation, its shareholders and the public, while ensuring avoidance of selective disclosure. Currently, the President and the Executive Vice President respond to inquiries, the Corporation’s website is updated regularly, and the Corporation intends to continue to upgrade its communication strategy as its budget allows.
(e) ntegrity of internal controls and management information systems.	Yes	The Board has, through the appointment of the Audit Committee, put in place an effective system for monitoring the implementation of corporate strategies. The Audit Committee is responsible to review and advise the Board on internal financial controls, management information systems, safeguarding of assets, compliance with financial reporting and accounting principles and oversight of financial plans.
2.    The majority of directors should be
       unrelated (independent of
       management and free from any
       conflict of interest), and in
       addition, if the Corporation has a
       significant shareholder, the board
       should include a number of
       directors who are independent of
       that significant shareholder.
	Yes	In Fiscal 2002, the Corporation had three unrelated directors and two directors who were part of management. One of the unrelated directors resigned July 9, 2002. The Corporation is continuously looking for possible outside directors who would make a real concrete addition to the Board of Directors. There is no “significant shareholder” as defined by the Exchange.
3. Disclose for each director, whether he or she is unrelated, or if not, how he or she is related and how that conclusion was reached.	Yes	Brian P. Kirwin – President, CEO and Chairman of the Board, is part of management.

Giulio T. Bonifacio – Executive Vice President and CFO, is part of management.

Ian W. Telfer - unrelated to management.

David C. Beling – unrelated to management. Mr. Beling resigned from the Board March 31, 2003.

Guidelines	Does the Corporation Align?	Comments
Ronald K. Netolitzky – unrelated to management. Mr. Netolitzky resigned from the Board July 9, 2002.

Robert T. McKnight – unrelated to management. Mr. McKnight was appointed a director on May 8, 2003.

For the unrelated directors, none of them or their associates has in the last fiscal year:
-worked for the Corporation as an officer, employee or on contract; or
-received remuneration from the Corporation in excess of stock options in lieu of directors’ fees.
4. The Board should appoint a committee, composed exclusively of non-management directors, the majority of whom are unrelated, responsible for the appointment and assessment of directors.	No	The full Board is responsible for the assessment and appointment of directors.
5.    Every corporation should
       implement a process to be carried
       out by the nominating committee or
       other appropriate committee for
       assessing the effectiveness of the
       Board, its committees and of
       individual directors.
	Yes	The Board has an informal consultative process for assessing the effectiveness of the Board as a whole, the committees of the Board and the contributions of individual directors. This process is used with respect to both the appointment of new and the assessment of continuing directors.
6. Every corporation should provide orientation and education programs for new directors.	Yes	New directors are provided opportunities to meet with management, tour properties and receive reports relating to the Corporation’s business and affairs.
7. Every corporation should examine the size and, where appropriate, consider reducing the size of the Board with a view to improving effectiveness.	Yes	The Board from time to time reviews the contributions of the directors, and considers whether the current size of the Board promotes effectiveness and efficiency. The Board is not big enough to need to be reduced in size.
8. The Board should review the adequacy and form of compensation of the directors in light of risks and responsibilities.	Yes	The Board reviews the adequacy and form of the compensation of directors annually. The Board considers the time commitment, comparative fees and responsibilities in determining remuneration.
9. Committees should be generally composed of non-management directors, the majority of whom are unrelated to management.	Yes	The Audit Committee is comprised of two unrelated, non-management directors and one director who is part of management.

Guidelines	Does the Corporation Align?	Comments
10. The Board should expressly assume responsibility for, or appoint a committee for, developing the Corporation’s approach to corporate governance issues.	Yes	The full Board is responsible for developing and monitoring the Corporation’s approach to governance issues.
11. (a) The Board, together with the CEO, should develop position descriptions for:
(i) the Board; and	No	There are no specific position descriptions for the Board, since the Board has broad plenary power. Any responsibility which is not delegated to senior management or the Audit Committee remains with the full Board.
(ii) the CEO, including the limits to his responsibilities.	Yes	The CEO’s position description is contained in his employment agreement, which was approved by the Board. All new material projects and agreements are approved by the Board.
(b) The Board should approve the CEO’s corporate objectives.	Yes	The CEO’s objectives are discussed and approved at Board meetings.
12. The Board should establish structures and procedures to enable the Board to function independently of management.	No	The Corporation is not big enough, nor is the Board of Directors, to make this feasible.
13.   The Board should establish an
       Audit Committee, composed only
       of outside directors, with
       specifically defined roles and
       responsibilities, direct
       communication channels with the
       internal and external auditors and
       oversight responsibility for
       management reporting on internal
       control.
No	The Audit Committee is comprised of three directors (one of whom is part of management). The Audit Committee’s mandate includes:

-monitoring audit functions and the preparation of financial statements;

-reviewing and monitoring management in carrying out its responsibility to design and implement an effective system of internal controls;

-reviewing and approving quarterly financial reports and related press releases;

-meeting with the outside auditors independently of management.
14.   The Board should implement a
       system to enable individual
       directors to engage outside advisors
       at the Corporation’s expense, in
       appropriate circumstances, subject
       to the approval of an appropriate
       committee.
	No	Should the need ever arise, the directors have been advised that they may retain outside advisors independent of the Corporation’s regular advisors, subject to the approval of the Audit Committee, in order to minimize legal fees.

STATEMENT OF EXECUTIVE COMPENSATION

1.         Compensation of Executive Officers

Securities legislation requires the disclosure of the compensation of certain executive officers, including the Chief Executive Officer and any other senior officers whose total salary and bonus exceeded $100,000 per year, and any individual who would have been included except for the fact that such individual was not serving as an officer of the Corporation at the end of the most recently completed financial year end (“Executive Officers”). During Fiscal 2002 the Corporation had two Executive Officers, namely, Mr. Brian P. Kirwin, President and Chief Executive Officer and Mr. Giulio T. Bonifacio, Executive Vice President and Chief Financial Officer (the “Named Executive Officers”). The following table sets out all compensation awarded to, earned by or paid to the Named Executive Officers for each of the last three fiscal years. Their aggregate cash compensation during the year ended December 31, 2002 was $271,300.

2.         Summary Compensation Table

		Annual Compensation			Long-Term Compensation
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensa- tion ($)	Securities Under Options/SARs Granted (#)(3)	Restricted Shares ($)	All other Compensa- tion ($)
Brian P. Kirwin President, CEO	2000 2001 2002	Nil Nil Nil	Nil Nil 23,700	Nil 90,000(1) 124,400(2)	550,000 Nil 2,360,000	$0.00 $0.00 $0.00	Nil Nil Nil
Giulio T. Bonifacio Executive Vice President, CFO	2000 2001 2002	Nil Nil Nil	Nil Nil 15,800	Nil 31,500(1) 107,400(2)	300,000 Nil 2,050,000	$0.00 $0.00 $0.00	Nil Nil Nil

Notes:
(1)
Mr. Kirwin and Mr. Bonifacio entered into monthly management agreements with the Corporation accruing fees until the Corporation had adequate funding to pay these amounts. These amounts were paid in 2002.

(2)	Mr. Kirwin and Mr. Bonifacio were paid pursuant to monthly management agreements entered into with the Corporation.
(3)	The Corporation does not have a long-term incentive plan, and the Corporation has not granted, and does not intend to grant, Stock Appreciation Rights.

3.        Option Grants to Executive Officers During the Most Recently Completed Financial Year

The following table discloses the particulars of options to purchase Common Shares granted by the Corporation during the preceding financial year to the Named Executive Officers:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#)	Value of Unexercised in-the- Money Options at FY-End ($)(1)
Brian P. Kirwin	Nil	Nil	1,060,000 Common Shares at $0.10 per share expiring March 4, 2007 1,300,000 Common Shares at $0.17 per share expiring December 6, 2007	159,000 104,000
Giulio T. Bonifacio	Nil	Nil	700,000 Common Shares at $0.10 per share expiring March 4, 2007 1,350,000 Common Shares at $0.17 per share expiring December 6, 2007	105,000 108,000

Note:

(1)
Based on the closing price on December 31, 2002 of $0.25 per share. The value is the product of the number of Common Shares optioned multiplied by the difference between the closing market price on December 31, 2002 and the exercise price.

Aggregated Options Exercised by Executive Officers during the Most Recently Completed Financial Year and Financial Year-end Option Values

No options were exercised by Executive Officers during the most recently completed financial year.

4.        Employment Contracts and Termination Arrangements

The Corporation has entered into employment contracts with each of the following Executives:

The Corporation entered into an agreement with Mr. Brian P. Kirwin on April 1, 2003 pursuant to which the Corporation agreed to pay Mr. Kirwin a base salary of US$130,000, benefits and bonus. Each year during the term of this Agreement, the Board shall determine a bonus amount that is considered appropriate, the amount of such bonus to be based on achievements necessary for the growth and development of the Corporation. In the event of termination without cause, or any change in the effective control of the Corporation that occurs, the Corporation must pay Mr. Kirwin liquidated damages in an amount equal to three years salary and benefits.

The Corporation entered into an agreement with Mr. Giulio T. Bonifacio on April 1, 2003 pursuant to which the Corporation agreed to pay Mr. Bonifacio a base salary of US$120,000, benefits and bonus. Each year during the term of this Agreement, the Board shall determine a bonus amount that is considered appropriate, the amount of such bonus to be based on achievements necessary for the growth and development of the Corporation. In the event of termination without cause, or any change in the effective control of the Corporation that occurs, the Corporation must pay Mr. Bonifacio liquidated damages in an amount equal to three years salary and benefits.

5.        Compensation of Directors

For the year ended December 31, 2002, no amounts were paid to directors in consideration for their position as director of the Corporation but stock options were granted. During the most recently completed fiscal year, there were no arrangements, standard or otherwise, for cash or non-cash compensation pursuant to which directors were compensated by the Corporation in their capacity as directors, other than such stock option grants.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There was no indebtedness of any director, executive officer, senior officer, proposed nominee for election as a director, or associate of any officer, director, nominee, to or guaranteed or supported by the Corporation or any of its subsidiaries either pursuant to an employee stock purchase program of the Corporation or otherwise, during the most recently completed financial year.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No director or senior officer of the Corporation or of its subsidiary, nor any of their associates or affiliates, has since the commencement of the Corporation’s last completed financial year had any material interest, direct or indirect, in any other transactions which materially affected the Corporation or in any proposed transaction which has or would materially affect the Corporation. Other than as set forth in this Information Circular, no director or senior officer of the Corporation nor any proposed nominee for election as a director of the Corporation, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors.

In October, 2002, the Corporation completed a private placement of 10,166,665 Units at a price of $0.15 per Unit (which was the market price at the time) consisting of a brokered and non-brokered portion for gross proceeds of $1,525,000. Each Unit comprised one Common Share in the capital of the Corporation and one non-transferable warrant to purchase an additional Common Share at $0.17 per Common Share until October 18, 2004. The non-brokered portion of the private placement, 1,600,000 Units for $240,000, was fully subscribed by two directors of the Corporation as follows: 666,667 Units by Brian P. Kirwin and 933,333 Units by Giulio T. Bonifacio. The Corporation also completed a shares for debt settlement in the amount of $400,000, at a deemed share price of $0.20 per Common Share, which was approximately 30% higher than the market price at the time, with certain debtors who had been financially supporting the Corporation. These debtors included certain directors, namely: Brian P. Kirwin-$94,462; 607792 British Columbia Ltd., a company solely owned by Brian Kirwin, - $130,834; Ian W. Telfer - $28,643; and David C. Beling - $54,289.

APPOINTMENT OF AUDITOR

Unless otherwise instructed, the proxies given to management pursuant to this solicitation will be voted for the reappointment of Tony M. Ricci Inc., Chartered Accountant, as auditor of the Corporation to hold office until the close of the next annual general meeting of the Corporation, at a remuneration to be fixed by the directors of the Corporation. Tony M. Ricci Inc. was first appointed auditor of the Corporation in 2002.

The financial statements of the Corporation are required by the Canadian law to be, and they have been, prepared in accordance with Canadian generally accepted accounting principles and audited in accordance with Canadian generally accepted auditing standards.

APPROVAL OF STOCK OPTION PLAN

The current policies of the Exchange require all listed companies to establish an incentive stock option plan (the "Option Plan") and to have the Option Plan presented to shareholders for approval. The Corporation adopted an Option Plan on May 12, 2003, subject to Exchange and shareholder approval. The Option Plan is described in this Information Circular and a complete copy is available for inspection at the Corporation’s office at Suite 1606, 675 West Hastings Street, Vancouver, BC, V6B 1N2 during regular business hours. Management of the Corporation considers it desirable and in the best interests of the Corporation to establish the Option Plan in the form proposed. The Option Plan will be necessary for the granting of future stock options to directors, officers, employees and eligible consultants.

The Option Plan has been structured to comply with the rules of the Exchange. The principal features and terms of the Plan are:

1.
The aggregate number of Common Shares which may be subject to option at any one time may not exceed 10% of the issued Common Shares of the Corporation as of that date – including options granted prior to the adoption of the Option Plan;

2.	When options are granted their exercise prices may not be less than the minimum then specified by the rules of the Exchange;

3.	Options may not be granted to any one Optionee which would exceed 5% of the issued Common Shares of the Corporation in any 12-month period;

4.	No more than 2% of the issued Common Shares of the Corporation may be optioned at any one time to consultants to, or investor relations agents of, the Corporation;

5.
Options may not be granted for a term exceeding 5 years, and the term will be reduced if the Optionee dies to a term of one year following the date of death, and if the Optionee ceases to be qualified to receive options from the Corporation, the options held by such optionee will expire 30 days after the date of such cessation;

6.	Options granted under the Option Plan may not be assigned by the Optionees;

7.
The Option Plan is a “rolling” plan. This means that if options that are outstanding under the Plan are exercised additional options can be granted – so long as the total, with the new options, does not cover in excess of 10% of the issued Common Shares of the Corporation outstanding on that date.

As the Corporation, as of the date of this Information Circular, has 115,227,707 issued Common Shares, options cannot be granted on this date as to more than 11,522,770 Common Shares of the Corporation. As options are already outstanding as to 9,970,000 Common Shares, the Corporation could only, as of this date, grant options on an additional 1,552,770 Common Shares.

In addition to any resale restrictions under securities legislation, the Exchange requires all stock options and any Common Shares issued upon the exercise of stock options to be legended with a four month Exchange hold period commencing on the date the stock options were granted. Generally, Common Shares issued to British Columbia resident directors, officers, employees and consultants do not have a hold period under applicable securities legislation.

Shareholders are asked to approve the Option Plan by passing the following ordinary resolution:

“RESOLVED AS AN ORDINARY RESOLUTION that the Stock Option Plan as set out in the Information Circular be approved and the Corporation is authorized to reserve shares for the issuance of options to acquire up to 10% of the issued Common Shares of the Corporation, including any previously granted and outstanding options, at the minimum exercise price permitted by and in accordance with the Stock Option Plan and the rules and policies of the TSX Venture Exchange, such options to be issued to eligible optionees in accordance with the rules and policies of the TSX Venture Exchange.”

UPDATING THE ARTICLES OF THE CORPORATION

Management proposes that the Corporation adopt a new set of Articles to better reflect the Corporation’s requirements as a public corporation. The present articles require revision in order to eliminate various anomalies and in order to conform better to the provisions of the Company Act, including permitting the Corporation to appoint additional directors (in a number not exceeding one-third of the directors elected at the annual general meeting) in between annual general meetings, should a suitable candidate become available. The full text of the proposed Articles can be reviewed at the offices of the Corporation during normal business hours up to and including the day before the Meeting. The shareholders are asked to approve the following special resolution:

“RESOLVED AS A SPECIAL RESOLUTION that the Articles of the Corporation be amended by deleting all the provisions thereof and adopting as the Articles of the Corporation the Articles described in the Corporation’s Information Circular dated May 12, 2003.”

OTHER MATTERS

Management of the Corporation knows of no other matter to come before the Meeting other than as set forth above and in the notice of meeting. Should any other matters properly come before the Meeting, the Common Shares represented by the proxies solicited hereby will be voted on such matters in accordance with the best judgment of the person voting by proxy.

DIRECTORS’ APPROVAL

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. The contents and the sending of the notice of meeting and this information circular have been approved by the Board of Directors of the Corporation.

DATED this 12th day of May, 2003.

CERTIFIED CORRECT ON BEHALF OF THE
BOARD OF DIRECTORS BY:

Signed: Brian P. Kirwin	Signed: Giulio T. Bonifacio
President & Chief Executive Officer	Executive Vice President, Chief Financial
Officer & Corporate Secretary